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CUSIP No. 09622L102


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLUEFIRE ETHANOL FUELS, INC.

                                (Name of Issuer)

                         Common Stock, par value $0.0001

                         (Title of Class of Securities)

                                    09622L102

                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 5, 2010
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 09622L102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          8,611,210
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            8,611,210

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,611,210

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/

(13)     Percent of Class Represented by Amount in Row (11)
         25.4% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

                                       2
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CUSIP No. 09622L102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          8,611,210
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            8,611,210

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,611,210

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 /_/

(13)     Percent of Class Represented by Amount in Row (11)
         25.4% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

                                       3
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CUSIP No. 09622L102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          8,611,210
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            8,611,210

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,611,210

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 /_/

(13)     Percent of Class Represented by Amount in Row (11)
         25.4% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

                                       4
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CUSIP No. 09622L102

Item 1.

         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on January 4, 2008 and any prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 4, each Reporting Person beneficially owns 8,611,210 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Pursuant to that certain Purchase Agreement dated January 26, 2010, the Reporting Persons agreed to sell to a private purchaser 470,000 free trading shares of Common Stock (the "Shares"), with the Share being delivered via DTC to the purchaser and with the purchase price (i) being set and paid two days after the Shares clear DTC (as defined as being free of any restriction of any kind including by DTC, the Issuer, the transfer agent and the Reporting Persons' brokerage and clearing firms) and (ii) being lesser of 70% of (x) the average closing bid price for a five day period with the day the Shares clear deposit as described above being day three or (y) the closing bid price on the day the purchase price is to be paid. The Shares cleared DTC on February 5, 2010 and the total sale price was determined to be $138,180, with a per share sale price of $0.294.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 4 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:        Agreement Regarding Joint Filing of Amendment No. 4
                           to Schedule 13D.



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CUSIP No. 09622L102



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  February 10, 2010 /s/ David Gelbaum
                          ---------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ---------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ---------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust



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CUSIP No. 09622L102




                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 4 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 4 to Schedule 13D with respect to the Common Stock of Bluefire Ethanol Fuels, Inc. is a joint filing being made on their behalf.


Dated:  February 10, 2010 /s/ David Gelbaum
                          ---------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ---------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ---------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust